
March 5, 2012

<u>**Via E-Mail**</u>

Craig M. Garner, Esq.
Latham & Watkins LLP
12636 High Bluff Drive, Suite 400
San Diego, CA 92130

> **Re: Extra Space Storage Inc. and Extra Space Storage LP**
> **Schedule TO-I filed March 1, 2012**
> **SEC File No. 005-86743**

Dear Mr. Garner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Exchange

<u>Important Information Concerning the Put Option</u>

<u>Redemption, page 7</u>

1.   We note your disclosure that you will redeem any securities not tendered into the offer on April 5, 2012. Please provide us your legal analysis of that arrangement in light of the requirements of Rule 13e-4(f)(6).

<u>Additional Information, page 14</u>

2.   We note your attempt to incorporate by reference "All documents filed with the SEC by the Guarantor pursuant to Section 13(a), 13(c), 14 or 15(d) of the

Exchange Act subsequent to the date of this Issuer Repurchase Notice…"
Schedule TO does not expressly authorize such "forward incorporation by
reference." Rather, General Instruction F specifies how you may incorporate by
reference in a Schedule TO. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
is in possession of all facts relating to the disclosure, it is responsible for the accuracy and
adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the
company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
the filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing;
and

- the company may not assert staff comments as a defense in any proceeding
initiated by the Commission or any person under the federal securities laws of
the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me
via facsimile at (202) 772-9203. Please send all correspondence to us at the following
ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisition